UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

THE ARISTOTLE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

040448201

(Cusip Number)

H. William Smith

96 Cummings Point Road

Stamford, CT 06902

(203) 358-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP NO. 040 448201

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
GENEVE CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 16,279,971
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 16,279,971
		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,279,971

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90.6%

14.	TYPE OF REPORTING PERSON
CO

*SEE INSTRUCTIONS

Page 2 of 15 Pages

CUSIP NO. 040 448201

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
SIC SECURITIES CORP.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 16,279,971
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 16,279,971

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,279,971

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90.6%

14.	TYPE OF REPORTING PERSON
CO

*SEE INSTRUCTIONS

Page 3 of 15 Pages

CUSIP NO. 040 448201

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
NASCO HOLDINGS, INC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
WISCONSIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 16,279,971
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 16,279,971

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,279,971

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90.6%

14.	TYPE OF REPORTING PERSON
CO

*SEE INSTRUCTIONS

Page 4 of 15 Pages

 CUSIP NO. 040 448201

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EDWARD NETTER

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 16,279,971
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 16,279,971
		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,279,971

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90.6%

14.	TYPE OF REPORTING PERSON
IN

*SEE INSTRUCTIONS

Page 5 of 15 Pages

CUSIP NO. 040 448201

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
LRTA, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 16,279,971
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 16,279,971
		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,279,971

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90.6%

14.	TYPE OF REPORTING PERSON
CO

*SEE INSTRUCTIONS

Page 6 of 15Pages

Page 7 of 15 Pages

This Amendment No. 24 to the Schedule 13D, dated January 9, 1998, as amended (the "Statement") is being made to add LRTA, Inc. (“LRTA”) as a filing person to the Statement.

Item 1.  Security and Issuer.

The undersigned, Geneve Corporation (“Geneve”), Nasco Holdings, Inc. (“NHI”), SIC Securities Corp.(“SIC Securities”), LRTA and Edward Netter (“EN”), hereby supplement and amend the Statement, filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), with principal executive offices at 96 Cummings Point Road, Stamford, Connecticut 06902, as follows (reference is made to the Statement for previously reported facts).

Item 2.  Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a)-(c) This Statement is being filed by Geneve, NHI, SIC Securities, LRTA and EN (each a “Reporting Person” and, collectively the “Reporting Persons”).

As of October 28, 2009, the Reporting Persons are the beneficial owners of, in the aggregate, 16,279,971 shares of Common Stock, representing 90.6% of the outstanding shares of the Company’s Common Stock.

Geneve is a Delaware corporation.  The address of the principal business and principal office of Geneve is 96 Cummings Point Road, Stamford, Connecticut 06902.  Geneve is a private diversified financial holding company.  The executive officers and directors of Geneve and their principal occupations and business addresses are set forth on Schedule I hereto and incorporated herein by reference in this Item 2.

NHI is a Wisconsin corporation.  The address of the principal business and principal office of NHI is 96 Cummings Point Road, Stamford, Connecticut 06902.  NHI is a private financial holding company.  The executive officers and directors of NHI and their principal occupations and business addresses are set forth on Schedule II hereto and incorporated herein by reference in this Item 2.

SIC Securities is a Delaware corporation.  The address of the principal business and principal office of SIC Securities is 96 Cummings Point Road, Stamford, Connecticut 06902.  SIC Securities is a private financial holding company.  The executive officers and directors of SIC Securities and their principal occupations and business addresses are set forth on Schedule III hereto and incorporated herein by reference in this Item 2.

LRTA is a Delaware corporation.  The address of the principal business and principal office of LRTA is 96 Cummings Point Road, Stamford, Connecticut 06902.  LRTA is a holding company that was recently formed by Geneve, NHI and SIC Securities for the sole purpose of effecting the Merger (as such term is defined in Item 4 hereof).  The executive officers and directors of LRTA and their principal occupations and business addresses are set forth on Schedule IV hereto and incorporated herein by reference in this Item 2.

EN’s principal business address is 96 Cummings Point Road, Stamford, Connecticut 06902.  EN’s principal occupation is Chairman and Chief Executive Officer of Geneve.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

(d)-(e)  During the last five years, none of the Reporting Persons or any of the other persons identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of

Page 8 of 15 Pages

competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each natural person identified in Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported as being held by Geneve, NHI and SIC Securities were acquired from working capital funds.  LRTA acquired its shares of Common Stock as the result of a contribution of such shares by each of Geneve, NHI and SIC Securities as described in Item 4 of this Schedule.

Item 4.  Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented to add the following:

On August 24, 2009, Geneve, NHI, SIC Securities and LRTA, Inc., filed a Schedule 13E-3 (the “Schedule 13E-3”) with the Securities and Exchange Commission announcing its intention to effect a short-form merger (the “Merger”) under Section 253 of the Delaware General Corporation Law (the “DGCL”) upon the consummation of which Geneve, NHI and SIC Securities will own all of the outstanding equity interests in the Company.

On October 5, 2009, Amendment No. 1 to the Schedule 13E-3 was filed amending certain items contained in the initial filing (“Amendment No. 1”).  In connection with the filing of Amendment No. 1, Geneve, NHI, SIC Securities and EN determined to file a joint Schedule 13D, and the Statement was amended accordingly.

On October 24, 2008, Amendment No. 2 to the Schedule 13E-3 was filed amending certain items contained in the Schedule 13E-3, as amended (“Amendment No. 2”).  In connection with the filing of Amendment No. 2, the Reporting Persons determined to file a joint Schedule 13D; the Statement is hereby amended to reflect the joint filing by the Reporting Persons of the Statement.

On October 28, 2009, LRTA caused the Schedule 13E-3, as amended, to be mailed to the Company’s stockholders (the “Mailing”).  Immediately prior to the Mailing, and in accordance with the terms of that certain Contribution Agreement dated as of August 24, 2009 by and among Geneve, NHI, SIC Securities and LRTA (the “Contribution Agreement”), Geneve, NHI and SIC Securities transferred an aggregate of 16,279,971 shares of Common Stock to LRTA; in exchange for such transfer of shares of Common Stock, Geneve, NHI and SIC Securities received from LRTA shares representing all of the issued and outstanding shares of the capital stock of LRTA.  A copy of the Contribution Agreement is attached as Exhibit (b) to the Schedule 13E-3.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated as follows:

(a)-(b)  The aggregate percentage of the shares of Common Stock reported owned by each Reporting Person is based upon 17,962,875 shares of Common Stock outstanding, which is the total shares of Common Stock outstanding as of August 10, 2009, as reported in the Company’s Form 10-Q for the quarter ended June 30, 2009 as filed with the Securities and Exchange Commission on August 14, 2009.

As of October 28, 2009, each of Geneve, NHI, SIC Securities LRTA and EN beneficially owned 16,279,971shares of Common Stock constituting 90.6% of the outstanding shares of Common Stock.

Page 9 of 15 Pages

Geneve is the direct controlling stockholder of NHI, and the indirect controlling stockholder of SIC Securities.  As set forth above in Item 4 to the Statement, on October 28, 2009 Geneve, NHI and SIC Securities contributed an aggregate of 16,279,971 shares of Common Stock to LRTA.  LRTA is wholly-owned by Geneve, NHI and SIC Securities.  Geneve, NHI and SIC Securities beneficially own the 16,279,971 shares of Common Stock owned by LRTA, representing 90.6% of the shares of Common Stock outstanding.  Geneve has sole voting and dispositive power with respect to the 16,279,971 shares of Common Stock owned by LRTA.

As the direct controlling stockholder of Geneve, and the indirect controlling stockholder of each of NHI, SIC Securities and LRTA, EN beneficially owns the 16,279,971 shares of Common Stock owned by LRTA, representing 90.6% of the shares of Common Stock outstanding.

Steven B. Lapin, an executive officer and director of each of Geneve, NHI and LRTA, and a director of SIC Securities, beneficially owns 195,665 shares of Common Stock.  H. William Smith, an executive officer of LRTA, beneficially owns 10,000 shares of Common Stock.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.  Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

(c)  Other than as set forth in Item 4 to this Statement, there have been no transactions in the Common Stock by the Reporting Persons during the past 60 days.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 of the Statement for a discussion of the Contribution Agreement.

Item 7.  Materials to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented to add the following:

(i)

Joint Filing Agreement, dated October 28, 2009, among Geneve Corporation, Nasco Holdings, Inc., SIC Securities Corp., LRTA, Inc. and Edward Netter.

(ii)

Contribution Agreement, dated August 24, 2009, by and among Geneve, NHI, SIC Securities and LRTA, incorporated herein by reference to Exhibit (b) to the Schedule 13E-3.

Page 10 of 15 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE CORPORATION

By: /s/Steven B. Lapin

Steven B. Lapin

President and Chief Operating Officer

NASCO HOLDINGS, INC.

By: /s/Steven B. Lapin

Steven B. Lapin

President

SIC SECURITIES CORP.

By: /s/Steven B. Lapin

Steven B. Lapin

Vice President

LRTA, INC.

By: /s/Steven B. Lapin

Steven B. Lapin

President

/s/Edward Netter

Edward Netter

October 29, 2009

Page 11 of 15 Pages

SCHEDULE I

Directors and Executive Officers of Geneve Corporation

Name and Position	Principal Occupation	Principal Business Address

Edward Netter Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902

Steven B. Lapin Director and President and Chief Operating Officer	President and Chief Operating Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902

Roy T.K. Thung Executive Vice President	President and Chief Executive Officer, Independence Holding Company	96 Cummings Point Road Stamford, Connecticut 06902

          Page 12 of 15 Pages

SCHEDULE II

Directors and Executive Officers of Nasco Holdings, Inc

Name and Position	Principal Occupation	Principal Business Address

Edward Netter Chairman	Chairman and Chief Executive Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902

Steven B. Lapin Director and President	President and Chief Operating Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902

Roy T.K. Thung Vice President and Director	President and Chief Executive Officer, Independence Holding Company	96 Cummings Point Road Stamford, Connecticut 06902

          Page 13 of 15 Pages

SCHEDULE III

Directors and Executive Officers of SIC Securities Corp.

Name and Position	Principal Occupation	Principal Business Address

Edward Netter President	Chairman and Chief Executive Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902

Steven B. Lapin Vice President and Director	President and Chief Operating Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902

Roy T.K. Thung Vice President and Director	President and Chief Executive Officer, Independence Holding Company	96 Cummings Point Road Stamford, Connecticut 06902

Page 14 of 15 Pages

SCHEDULE IV

Directors and Executive Officers of LRTA, Inc.

Name and Position	Principal Occupation	Principal Business Address

Edward Netter Director	Chairman and Chief Executive Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902

Steven B. Lapin President and Director	President and Chief Operating Officer, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902

Roy T.K. Thung Director	President and Chief Executive Officer, Independence Holding Company	96 Cummings Point Road Stamford, Connecticut 06902

H. William Smith Vice President and Secretary	Vice President and Secretary, Geneve Corporation	96 Cummings Point Road Stamford, Connecticut 06902

Page 15 of 15 Pages

Exhibit (i)

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to file with the Securities and Exchange Commission jointly on behalf of each of them the Statement on Schedule 13D with respect to the securities of The Aristotle Corporation to which this Joint Filing Agreement is attached as an exhibit (including any and all amendments thereto) and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were on the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of October 28, 2009.

GENEVE CORPORATION

By: /s/ Steven B. Lapin

Steven B. Lapin

President and Chief Operating Officer

NASCO HOLDINGS, INC.

By: /s/ Steven B. Lapin

Steven B. Lapin

President

SIC SECURITIES CORP.

By: /s/ Steven B. Lapin

Steven B. Lapin

Vice President

LRTA, INC.

By: /s/ Steven B. Lapin

Steven B. Lapin

President

/s/ Edward Netter

Edward Netter